UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 17)

Jos. A. Bank Clothiers, Inc.

(Name of Subject Company)

Java Corp.

(Offeror)

The Men’s Wearhouse, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Including the Associated Preferred Share Purchase Rights)

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

Jon W. Kimmins

Chief Financial Officer

The Men’s Wearhouse, Inc.

6380 Rogerdale Road

Houston, Texas 77072

(281) 776-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Steven A. Seidman

Michael A. Schwartz

Laura L. Delanoy

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,827,761,325.00	$235,415.66

*                                          Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 28,119,405 shares of common stock of Jos. A. Bank Clothiers, Inc. (“JOSB”) outstanding on a fully diluted basis as of the close of business on June 4, 2014. The transaction value was determined by multiplying (a) $65.00, the tender offer price, by (b) the sum of (i) 28,004,839  shares of common stock of JOSB issued and outstanding as of June 4, 2014 and (ii) 114,566 shares of common stock of JOSB reserved for issuance pursuant to outstanding equity awards under JOSB’s stock plans (as determined based on the maximum number of shares of common stock that may be settled pursuant to the terms and conditions of outstanding awards) as of June 4, 2014.

**                                    The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001288.

☒                                    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$207,282.03	Filing Party:	The Men’s Wearhouse, Inc. Java Corp.
Form or Registration No.:	Schedule TO-T (File No. 005-55471)	Date Filed:	January 6, 2014

Amount Previously Paid:	$21,629.43	Filing Party:	The Men’s Wearhouse, Inc. Java Corp.
Form or Registration No.:	Schedule TO-T (File No. 005-55471)	Date Filed:	February 24, 2014

Amount Previously Paid:	$6,678.31	Filing Party:	The Men’s Wearhouse, Inc. Java Corp.
Form or Registration No.:	Schedule TO-T (File No. 005-55471)	Date Filed:	March 20, 2014

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 17 to Schedule TO (this “Amendment”) is filed by The Men’s Wearhouse, Inc., a Texas corporation (“MW”), and Java Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of MW, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 6, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by MW and the Purchaser and relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), of Jos. A. Bank Clothiers, Inc., a Delaware corporation (“JOSB”), at $65.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Second Amended and Restated Offer to Purchase, dated March 20, 2014, and the related letter of transmittal that accompanies the Second Amended and Restated Offer to Purchase, which amend and restate the Amended and Restated Offer to Purchase dated February 24, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”) and the related letter of transmittal that accompanied such Amended and Restated Offer to Purchase.  This Amendment is being filed on behalf of MW and the Purchaser. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below.  This Amendment should be read together with the Schedule TO.

Items 1 through 11.

Item 9 of the Schedule TO and the disclosure under Section 15 “Conditions of the Offer” of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraph at the end of Section 15 “Conditions of the Offer”:

“On June 11, 2014, Purchaser waived the Marketing Period Condition. The Offer remains subject to the remaining conditions to the Offer.  The full text of the press release announcing the waiver of the Marketing Period Condition is attached hereto as Exhibit (a)(5)(X) and is incorporated herein by reference.”

Items 1 through 11 of the Schedule TO are hereby amended and supplemented to include the following:

The Offer was scheduled to expire at 5:00 p.m., New York City time, on June 19, 2014.  The Expiration Date of the Offer has been moved up to 12:00 midnight, New York City time, on June 17, 2014.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(X) Press Release issued by MW on June 11, 2014, announcing waiver of the marketing period condition.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2014

THE MEN’S WEARHOUSE, INC.

By:	/s/	Jon W. Kimmins
Name:		Jon W. Kimmins
Title:		Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer

JAVA CORP.

By:	/s/	Jon W. Kimmins
Name:		Jon W. Kimmins
Title:		Executive Vice President, Treasurer and Chief Financial Officer

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